SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-SECOND
ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: November 14, 2017 at 13:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.

The Board of Directors, after analyzing the draft of the Financial Statements for the third quarter of 2017 (ITR 3Q17) and, based on issues related to the financial statements of UEG Araucária Ltda. - UEGA, a company controlled by one of the Company's wholly-owned subsidiaries, complied with the recommendation of the Board of Executive Officers of Copel (Holding) and the Statutory Audit Committee not to file the Financial Statements for the third quarter of 2017 (ITR 3Q17) within the period established in CVM Instruction 480/09. The Board of Directors has requested that the Board of Executive Directors expedite the completion of the work in order to inform the market promptly.

II.	The Board of Directors unanimously approved its meetings calendar for 2018.
III.

The Board of Directors, based on information provided by the Company's Board of Executive Officers, was informed that the condition established by the 155th Ordinary Meeting of the Board of Directors, dated 06.16.2016, referring to the novation agreement  between the State of Paraná and Copel, regarding to the Account for Compensation of Income and Losses (CRC), was received after consent of the Department of the Treasure.

IV.	The Board received information on sale of the Company's assets.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; GEORGE HERMANN RODOLFO TORMIN; LEILA ABRAHAM LORIA; OLGA STANKEVICIUS COLPO; ROGERIO PERNA; SERGIO ABU JAMRA MISAEL and DENISE TEIXEIRA GOMES - Secretary.

This is a free translation of the 172nd Ordinary Meeting of Copel’s Board of Directors drawn up in the Company’s Book no. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 14, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.